
Mail Stop 3233

October 13, 2016

<u>Via E-mail</u>
Mr. Paul E. Smithers
Chief Executive Officer
Innovative Industrial Properties, Inc.
17190 Bernardo Center Drive
San Diego, California 92128

> **Re: Innovative Industrial Properties, Inc.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-11**
> **Submitted September 21, 2016**
> **CIK No. 0001677576**

Dear Mr. Smithers:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1. We note your response to comment 4 of our letter dated September 2, 2016, and your revised disclosure, including that you are actively seeking and evaluating target properties. We may have further comment.

2. We note the disclosure on pages 3 and 55 regarding BioMed Realty Trust, including disclosure that an affiliate of The Blackstone Group L.P. purchased BioMed Realty Trust in an acquisition valued at approximately $8 billion. Please revise to limit this information to the Business section and provide balancing disclosure, including without limitation any adverse business developments and any debt associated with the transaction.

Our Target Properties, page 57

3.   We note your response to comment 10. As previously requested please clarify to us whether the major terms for the potential acquisitions have been agreed to in principle and provide to us management's analysis of the probability of closing these acquisitions. Also, tell us how your financial statements alone, without providing the financial statements of the potential lessee, would provide adequate financial information to make an investment decision. Finally, to the extent you have determined any of your acquisitions are probable, tell us how you determined it was unnecessary to provide Article 11 of Regulation S-X pro forma financial information.

4.   Please revise your disclosure on page 57 to clarify whether the acquisitions are probable and describe the main factors considered in your conclusion.

5.   With respect to the properties you have identified for acquisition, including the 48,000-square foot industrial property in Illinois for which you have entered into a non-binding letter of intent to acquire, please tell us the current status of any negotiations to purchase such properties and clarify whether you have any relationship with the sellers, including whether there is any type of contractual obligation, such as a right of first offer.

Our Initial Property, page 58

6.   Please file the definitive purchase agreement as an exhibit to the registration statement or tell us why you do not believe such information is material.

Certain Relationships and Related Transactions, page 83

7.   Please file all material agreements with IGP Advisers as exhibits or tell us why you do not believe this is material information. Refer to Item 601(b)(10) of Regulation S-K.

Exhibit Index, page E-1

Draft Legal Opinion

8.   Refer to the penultimate paragraph of the draft legal opinion. Purchasers of the securities in the offering are entitled to rely on the opinion without limitations. Please revise accordingly or advise. Refer to Staff Legal Bulletin No. 19 for guidance.

You may contact Jorge Bonilla at 202-551-3414 or Jennifer Monick, Assistant Chief Accountant, at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Senior Attorney, at 202-551-3673 or me at 202-551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel
Office of Real Estate and
Commodities

cc: Martin Traber, Esq.
        Foley & Lardner LLP